SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


Commission  file  Number  0-20356

(Check  one)

|X| Form 10-K and Form 10-KSB     | | Form 11-K
| | Form 20-F     | | Form 10-Q and Form 10-QSB     | | Form N-SAR

For  the  period  ended  December 31, 1999

| |  Transition Report on Form 10-K and Form 10-KSB
| |  Transition Report on Form 20-F
| |  Transition Report on Form 11-K
| |  Transition Report on Form 10-Q and Form 10-QSB
| |  Transition Report on Form N-SAR

For the transition period ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates: ___________________________________

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:      Cyber-Care, Inc.

Former name if applicable:    Medical Industries of America, Inc.

Address  of  principal
executive  office:            1903 South Congress Ave., Suite 400

City, State and Zip Code:     Boynton Beach, Florida 33426


                                     PART II

                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because there were unforeseen delays due to recent acquisitons and related business activities of the Registrant. As a result, the Registrant is filing this notification and will file the Form 10-KSB within the time period permitted by Rule 12b-25 of the Securities and Exchange Act of 1934.


                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                    Paul Pershes              (561)         737-2227
      ----------------------------------------------------------------------
                      (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        |X|  YES     | |  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        | |  YES     |X|  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Cyber-Care, Inc.
                        ----------------------------------
                   (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30,2000                        By:  /s/  PAUL PERSHES
                                                ---------------------
                                                     Paul Pershes, President